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                                                                      EXHIBIT 17


               IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY


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STANLEY SCHNEIDER,                      |
                                        |
          Plaintiff,                    |
                                        |
v.                                      |
                                        |
SUHAS PATIL, RICHARD S. POSNER, KANWAL  |    C.A. No. 16565NC
REKHI, JAMES R. TOLONEN, CYBERMEDIA,    |            ---------------
INC. and NETWORK ASSOCIATES, INC.       |
                                        |
          Defendants.                   |
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                             CLASS ACTION COMPLAINT

     Plaintiff alleges upon information and belief, except for paragraph 1 hereof, which is alleged upon knowledge, as follows:

     1. Plaintiff has been the owner of the common stock of CyberMedia, Inc. ("CyperMedia" or the "Company") since prior to the transaction herein complained of and continuously to date.

     2. Defendant CyberMedia is a corporation duly organized and existing under the laws of the State of Delaware. The Company is a pioneer in "self-healing" technology and software for personal resolve problems automatically without resort to costly and scarce technology support services of computer and software companies. The Company maintains its principal offices at 2850 Ocean Park Boulevard, Santa Monica, California.

     3. Defendant Network Associates, Inc. ("Network Associates") is a Delaware corporation and is a leading supplier of enterprise security and management solutions.


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     4.   Defendant Kanwal Rekhi is Chairman of the Board of Directors and
Chief Executive Officer of the Company.

     5. Defendant James R. Tolonen is President, Chief Operating Officer and a Director of the Company.

     6.   Defendants Suhas Patil and Richard S. Posner are Directors of the
Company.

     7. The Individual Defendants are in a fiduciary relationship with Plaintiff and the other public stockholders of CyberMedia and owe them the highest obligations of good faith and fair dealing.

                            CLASS ACTION ALLEGATIONS

     8. Plaintiff brings this action on his own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all common stockholders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein.

     9.   This action is properly maintainable as a class action because:

          (a) The class is so numerous that joinder of all members is impracticable. As of April 20, 1998, there were approximately 12,733,348 shares of CyberMedia common stock outstanding owned by hundreds, if not thousands, of record and beneficial, holders;


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               (b)  There are questions of law and fact which are common to the class including, inter alia, the following: (i) whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the members of the class; and (ii) whether the class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by defendants.

               (c) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of other members of the class and plaintiff has the same interests as the other members of the class. Plaintiff will fairly and adequately represent the class.

               (d) Defendants have acted in a manner which affects plaintiff and all members of the class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the class as a whole.

               (e) The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.


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                            SUBSTANTIVE ALLEGATIONS

     10. On July 27, 1998, defendants CyberMedia and Network Associates announced that CyberMedia and Network Associates had entered into a definitive merger agreement pursuant to which Network Associates will acquire CyberMedia in a transaction valued at approximately $130 million. Under the terms of the transaction as presently proposed Network Associates will commence a cash tender offer for all of the Company's outstanding common shares at $9.50 per share. The tender offer will be followed by a merger in which shares of CyberMedia not tendered will be converted into right to receive $9.50 per share in cash.

     11. By entering into the agreement with Network Associates, the CyberMedia Board has initiated a process to sell the Company which imposes heightened fiduciary responsibilities and requires enhanced scrutiny by the Court. However, the terms of the proposed transaction were not the result of an auction process or active market check; they were arrived at without full and thorough investigation by the Individual Defendants; and they are intrinsically unfair and inadequate from the standpoint of the CyberMedia shareholders.

     12. The Individual Defendants failed to make an informed decision, as no market check of the Company's value was obtained. In agreeing to the merger, the Individual Defendants failed to properly inform themselves of CyberMedia's highest transactional value.


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     13.  The Individual Defendants have violated the fiduciary duties owed to the public shareholders of CyberMedia. The Individual Defendants' agreement to the terms of the transaction, its timing, and the failure to auction the Company and invite other bidders, and defendants' failure to provide a market check demonstrate a clear absence of the exercise of due care and of loyalty to CyberMedia's public shareholders.

     14. The Individual Defendants' fiduciary obligations under these circumstances require them to:

          (a) Undertake an appropriate evaluation of CyberMedia's net worth as a merger/acquisition candidate; and

          (b) Engage in a meaningful auction with third parties in an attempt to obtain the best value for CyberMedia's public shareholders.

     15. The Individual Defendants have breached their fiduciary duties by reason of the acts and transactions complained of herein, including their decision to merge with Network Associates without making the requisite effort to obtain the best offer possible.

     16. Plaintiff and other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of CyberMedia's assets and business, and will be prevented from obtaining fair and adequate consideration for their shares of CyberMedia common stock.


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     17.  The consideration to be paid to class members in the proposed merger is unfair and inadequate because, among other things:

          (a) The intrinsic value of CyberMedia's common stock is materially in excess of the amount offered for those securities in the merger giving due consideration to the anticipated operating results, net asset value, cash flow, and profitability of the Company;

          (b) The merger price is not the result of an appropriate consideration of the value of CyberMedia because the CyberMedia Board approved the proposed merger without undertaking steps to accurately ascertain CyberMedia's value through open bidding or at least a "market check mechanism"; and

          (c) By entering into the agreement with Network Associates, the Individual Defendants have allowed the price of CyberMedia stock to be capped, thereby depriving plaintiff and the Class of the opportunity to realize any increase in the value of CyberMedia stock.

     18. By reason of the foregoing, each member of the Class will suffer irreparable injury and damages absent injunctive relief by this Court.

     19. Defendant Network Associates knowingly aided and abetted the breaches of fiduciary duty by the Individual Defendants by agreeing to the transaction as structured. Network Associates so agreed to enable it to acquire CyberMedia at the lowest possible price.



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     20.  Plaintiff and other members of the Class have no adequate remedy at law.

     WHEREFORE, plaintiff and members of the Class demand judgment against defendants as follows:

     a. Declaring that this action is properly maintainable as a class action and certifying plaintiff as the representative of the Class;

     b. Preliminarily and permanently enjoining defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the proposed transaction;

     c. In the event that the proposed transaction is consummated, rescinding it and setting it aside, or awarding rescissory damages to the Class;

     d. Awarding compensatory damages against defendants, individually and severally, in an amount to be determined at trial, together with pre-judgment and post-judgment interest at the maximum rate allowable by law, arising from the proposed transaction;

     e. Awarding plaintiff its costs and disbursements and reasonable allowances for fees of plaintiff's counsel and experts and reimbursement of expenses; and


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     f.  Granting plaintiff and the Class such other and further relief as the
         Court may deem just and proper.

                                       ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.

                                       By: /s/
                                           ---------------------------------
                                           Suite 1401, Mellon Bank Center
                                           P. O. Box 1070
                                           Wilmington, Delaware 19899-1070
                                           (302) 656-4433
                                           Attorneys for Plaintiff

OF COUNSEL:

BERNSTEIN LIEBHARD & LIFSHITZ
274 Madison Avenue
New York, NY 10016
(212) 779-1414


Dated:  July 28, 1998


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